For Immediate Release

Nordion Reports Second Quarter 2012 Financial Results

•	Second quarter fiscal 2012 revenue was $50.0 million and adjusted earnings per share was $0.08 (GAAP earnings per share was $0.05)
•	Achieved TheraSphere revenue growth of 11% in second quarter fiscal 2012 compared to same period last year
•	Subsequent to its second quarter, Nordion enrolled the first patient into its EPOCH Phase III clinical trial program

Nordion reports in U.S. dollars unless otherwise specified. Please also refer to the Management’s Discussion and Analysis and Consolidated Financial Statements.

OTTAWA, CANADA – June 5, 2012 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, today reported results for the second quarter of fiscal 2012. Second-quarter revenue of $50.0 million decreased 27% from $68.3 million reported in the second quarter of fiscal 2011, mainly due to timing of cobalt-60 shipments to customers as well as the impact of the planned one-month National Research Universal (NRU) reactor shutdown.

Excluding the specified items shown on the attached quarterly non-GAAP reconciliations table, adjusted net income for the second quarter of fiscal 2012 was $4.8 million, compared with $7.4 million in the previous year. The Company reported GAAP net income of $3.2 million in second quarter fiscal 2012 compared with a net loss of $7.5 million in the second quarter of fiscal 2011.

Second-quarter fiscal 2012 adjusted earnings per share, excluding specified items, was $0.08 compared with $0.11 in the second quarter fiscal 2011. GAAP earnings per share was $0.05 in the second quarter of fiscal 2012, versus $0.11 loss per share in the same period last year.

“Nordion’s operations and financials remain sound,” said Mr. Steve West, Chief Executive Officer, Nordion Inc. “During the quarter, we strengthened our long-term cobalt-60 supply relationships and worked with TheraSphere users, globally, to improve the ease of use and adoption of this important liver cancer therapy.”

Key Q2 2012 Events:
•	On May 9, 2012, Nordion announced the launch of the Gamma Centre of Excellence
•	On April 25, 2012, Nordion announced the launch of custom doses for TheraSphere in Europe and Canada

Subsequent Events:
•	In May 2012, Nordion enrolled the first patient into its TheraSphere EPOCH Phase III clinical trial program
•	On May 25, 2012, Nordion completed the arbitration hearings with Atomic Energy of Canada Limited (AECL)
•
On June 5, 2012, Nordion announced the TheraSphere preceptor program, which provides TheraSphere users with access to the expertise of veteran users of the liver cancer therapy, complementing the current training program

Consolidated Financial Results
	Three months ended April 30			Six months ended April 30
(thousands of U.S. dollars, except when noted)	2012	2011	% Change	2012	2011	% Change
Revenues	$50,013	$68,258	(27%)	$103,028	$133,220	(23%)

Gross margin	51%	52%	(1%)	51%	53%	(2%)

Net income (loss)	$3,221	$(7,478)	143%	$2,334	$14,067	(83%)

Diluted earnings (loss) per share	$0.05	$(0.11)	145%	$0.04	$0.21	(81%)

Adjusted diluted earnings per share	$0.08	$0.11	(27%)	$0.19	$0.32	(41%)

Cash and cash equivalents	$77,800	$63,892	22%	$77,800	$63,892	22%

Weighted average number of Common shares outstanding – diluted (thousands of shares)	61,981	64,714	(4%)	62,114	65,997	(6%)

Segment Financial Results (with reconciliation to net income (loss))
	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars, except per share amounts)	2012	2011	2012	2011
Revenues
Targeted Therapies	$14,382	$15,359	$27,221	$32,164
Sterilization Technologies	14,842	25,325	30,978	44,075
Medical Isotopes	20,789	27,574	44,829	56,981
Consolidated segment revenues from continuing operations	$50,013	$68,258	$103,028	$133,220

Segment earnings (loss)
Targeted Therapies	$3,108	$3,550	$5,145	$8,322
Sterilization Technologies	3,504	9,685	7,958	16,349
Medical Isotopes	6,617	9,738	15,404	22,148
Corporate and Other	(2,815)	(7,797)	(4,730)	(8,991)
Total segment earnings	$10,414	$15,176	$23,777	$37,828

Depreciation and amortization	5,158	5,565	10,338	11,009
Gain on sale of investment	-	(1,691)	-	(1,691)
Restructuring (recovery) charges, net	(5)	843	(653)	535
AECL arbitration and legal costs	1,941	2,973	3,819	6,579
Loss on Celerion note receivable	-	-	2,411	-
Change in fair value of embedded derivatives	171	(701)	6,425	(19,316)
Consolidated operating income from continuing operations	$3,149	$8,187	$1,437	$40,712

MAPLE Arbitration
The final arguments of the arbitration hearings with AECL, through which the Company is seeking an order to compel AECL to fulfill its contractual obligations to complete the MAPLE facilities, were completed subsequent to the second quarter of fiscal 2012. The arbitration tribunal has indicated they plan to meet in late June 2012 and expect to provide guidance at that time regarding a date for a final decision.  Nordion anticipates providing an update as further information on the schedule becomes available.

Targeted Therapies
Targeted Therapies revenue for second quarter fiscal 2012 of $14.4 million decreased by $1.0 million or 6% compared with second quarter fiscal 2011. TheraSphere revenue of $12.4 million increased by $1.2 million or 11% in second quarter fiscal 2012 compared with second quarter fiscal 2011, while Contract Manufacturing revenue of $2.0 million decreased by $2.2 million or 52% compared with the same period in the prior year due to the completion of certain development contracts in 2011.

TheraSphere revenue growth continued in the second quarter of fiscal 2012 although it was lower than anticipated due to a decline in doses administered at several of the Company’s larger accounts.  This decline was primarily due to reduced availability of, or changes in, certain key interventional radiologists within the multidisciplinary teams that support the administration of TheraSphere at those larger accounts. As of the second quarter of fiscal 2012, Nordion’s top ten TheraSphere customers accounted for greater than 30% of doses administered. Therefore fluctuations at these accounts impact the revenue performance of the product.

Management has adjusted the TheraSphere revenue growth outlook to be approximately 15% higher than fiscal 2011 revenue versus former guidance of 30% growth or more. Nordion continues to believe that TheraSphere is a solid growth product and platform for the Company’s long-term growth strategy of building a leadership position in the emerging Interventional Oncology market.

Sterilization Technologies
Sterilization Technologies revenue for second quarter fiscal 2012 of $14.8 million decreased by $10.5 million or 41% compared with the second quarter fiscal 2011. Revenue from Cobalt of $13.9 million in second quarter fiscal 2012 decreased by $5.8 million or 29%, while revenue from Sterilization-Other of $1.0 million decreased by 83% compared with second quarter fiscal 2011. The decrease in Cobalt revenue was primarily due to the quarterly variability of timing of shipments to customers in addition to the impact from slightly lower average pricing and the in mix of customers in each respective year.

The decrease in Sterilization – Other revenue was due to no production irradiators being shipped in the second quarter of fiscal 2012 compared to one production irradiator shipment in the second quarter of fiscal 2011.

Cobalt revenue in the second quarter of fiscal 2012 was impacted by delays in shipping cobalt-60 to certain customers. Nordion expects these shipments to occur in the third quarter of fiscal 2012, resulting in significantly higher revenue during that quarter. Cobalt-60 shipments in the third quarter of fiscal 2012 are expected to exceed Nordion’s total cobalt-60 shipments for the first half of fiscal 2012.

Nordion continues to expect a similar level of Cobalt revenue in fiscal 2012 compared with fiscal 2011. The Company has adjusted its overall outlook for the Sterilization Technologies segment revenue to be approximately 10% lower in fiscal 2012 compared with fiscal 2011 primarily due to the shipment of two large production irradiators in fiscal 2011 while no production irradiators are expected to be shipped during fiscal 2012.

Medical Isotopes
Medical Isotopes revenue of $20.8 million in second quarter fiscal 2012 decreased by $6.8 million or 25% compared with second quarter fiscal 2011. Reactor isotopes revenue of $17.2 million in second quarter fiscal 2012, decreased by $4.7 million or 21%, while Cyclotron isotopes revenue of $3.6 million decreased by $2.1 million or 37%, compared with the same period of the prior year. Cyclotron isotopes were lower mainly due to lower shipments of Strontium-82 and lower customer demand for Thallium-201 and Iodine-123.

The decrease in Reactor isotopes revenue in second quarter fiscal 2012 was mainly due to decreases in sales volume of Molybdenum-99. Sales volume in the second quarter of fiscal 2012 was impacted by two unplanned supply interruptions during the quarter, each lasting approximately one week in February and March 2012, as well as a one-month planned maintenance shutdown from mid-April to mid-May of the NRU reactor, Nordion’s main source of medical isotopes.

Management has adjusted the fiscal 2012 outlook for Reactor isotopes revenue to decline by between 10% to 12% compared with fiscal 2011 primarily due to downward pricing adjustments experienced during the early part of fiscal 2011 and lower than expected volume in fiscal 2012 partly due to the unplanned supply interruptions during the second quarter for repairs to the NRU reactor.

Corporate and Other
Corporate and Other spending was $2.8 million in second quarter fiscal 2012, down $5.0 million, compared with the second quarter fiscal 2011. Corporate selling, general and administrative (SG&A) expenses of $2.1 million in second quarter fiscal 2012 decreased by $1.1 million compared with second quarter fiscal 2011 primarily due to lower stock based compensation and legal costs, as well as no transition services associated with the strategic repositioning of Nordion being incurred, during the quarter.

A full copy of Nordion’s second quarter fiscal 2012 financial statements and notes and the related Management’s Discussion and Analysis can be downloaded at www.nordion.com/investors/financial_results.asp or found on www.sedar.com or www.edgar.com.

Conference Call
Nordion will hold a conference call on Wednesday, June 6, 2012 at 10:00 a.m. ET to discuss its second quarter fiscal 2012 results. This call will be webcast live at www.nordion.com, and will be available after the call in archived format at http://www.nordion.com/webcasts. To participate, please dial 1-866-225-0198 (toll-free North America) or 1-416-340-8061 (International).

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 500 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

Caution Concerning Forward-Looking Statements
This release contains forward-looking statements, within the meaning of applicable securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact.  The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Accordingly, this release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2011 Annual Information Form (AIF). Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, fluctuations in supply and demand, pricing pressures and rising costs, changes in currency and exchange rates and potential adverse developments in new and pending legal proceedings or regulatory investigations, as well as the risk factors which are described in section 5 of our 2011 AIF and in our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission, and our success in anticipating and managing those risks. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Non-GAAP Information

To supplement the financial measures prepared in accordance with generally accepted accounting principles (GAAP), the company uses non-GAAP financial measures such as adjusted net income and adjusted earnings per share. Non-GAAP financial measures exclude certain items, such as restructuring charges and recovery, change in fair value of embedded derivatives, AECL arbitration and legal fees, loss and gains on sales of investments, loss or gains on discontinued operations, and tax effects on adjusted items. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide investors with a meaningful, consistent comparison of the company's core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP. Therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tanya Pobuda
(613) 592-3400 x 2280
tanya.pobuda@nordion.com

Non-GAAP Reconciliation

Three months ended April 30				Six months ended April 30
(thousands of U.S. dollars, except per share amounts)	2012	2011	% Change	2012	2011	% Change
Net income (loss)	$3,221	$(7,478)	143%	$2,334	$14,067	(83%)
Adjusted for specified items:
Restructuring (recovery) charges, net	(5)	843	(101%)	(653)	535	(222%)
Change in fair value of embedded derivatives	171	(701)	(124%)	6,425	(19,316)	(133%)
AECL arbitration and legal fees	1,941	2,973	(35%)	3,819	6,579	(42%)
Loss on Celerion note receivable	-	-	-	2,411	-	100%
Gain on sale of investment	-	(1,691)	(100%)	-	(1,691)	(100%)
Tax effect on specified items listed above	(535)	(852)	(37%)	(2,418)	2,997	(181%)
Loss on discontinued operations, net of tax	-	14,291	(100%)	-	18,243	(100%)
Adjusted net income	$4,793	$7,385	(35%)	$11,918	$21,414	(44%)

Diluted earnings (loss) per share	0.05	(0.11)	145%	0.04	0.21	(81%)
Adjusted diluted earnings per share	0.08	0.11	(27%)	0.19	0.32	(41%)
Weighted average number of Common shares outstanding – diluted (thousands of shares)	61,981	64,714	(4%)	62,114	65,997	(6%)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	April 30	October 31
(thousands of U.S. dollars, except share amounts)	2012	2011
ASSETS
Current assets
Cash and cash equivalents	$77,800	$74,067
Accounts receivable	26,104	38,999
Notes receivable	9,670	16,061
Inventories	39,632	30,595
Income taxes recoverable	22,527	22,857
Current portion of deferred tax assets	8,910	7,661
Other current assets	11,385	13,842
Assets of discontinued operations	-	936
Total current assets	196,028	205,018

Property, plant and equipment, net	93,104	97,690
Deferred tax assets	70,159	73,237
Long-term investments	1,450	1,473
Other long-term assets	74,205	81,245
Total assets	$434,946	$458,663
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$15,001	$13,661
Accrued liabilities	48,806	52,914
Income taxes payable	10,451	13,607
Current portion of long-term debt	4,244	4,156
Current portion of deferred revenue	1,720	1,820
Liabilities of discontinued operations	-	4,079
Total current liabilities	80,222	90,237

Long-term debt	40,160	40,174
Deferred revenue	2,739	3,855
Other long-term liabilities	38,441	39,619
Total liabilities	161,562	173,885

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 61,980,021 and 62,378,521, respectively;	252,455	254,076
Additional paid-in capital	83,930	83,159
Accumulated deficit	(227,993)	(216,789)
Accumulated other comprehensive income	164,992	164,332
Total shareholders’ equity	273,384	284,778
Total liabilities and shareholders’ equity	$434,946	$458,663

Please refer to the complete set of Consolidated Financial Statements for Q2 2012

CONSOLIDATED STATEMENTS OF OPERATIONS
[UNAUDITED]	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars, except per share amounts)	2012	2011	2012	2011
Revenues	$50,013	$68,258	$103,028	$133,220
Costs and expenses
Direct cost of revenues	24,586	32,961	50,044	62,405
Selling, general and administration	14,581	17,230	30,626	32,192
Depreciation and amortization	5,158	5,565	10,338	11,009
Restructuring (recovery) charges	(5)	843	(653)	535
Change in fair value of embedded derivatives	171	(701)	6,425	(19,316)
Other expenses, net	2,373	4,173	4,811	5,683
Total costs and expenses	46,864	60,071	101,591	92,508
Operating income from continuing operations	3,149	8,187	1,437	40,712
Interest expense	(1,119)	(328)	(2,292)	(1,117)
Interest income	1,495	2,792	3,275	5,269
Equity loss	-	-	-	(128)
Income from continuing operations before income taxes	3,525	10,651	2,420	44,736
Income tax expense	304	3,838	86	12,426
Income from continuing operations	3,221	6,813	2,334	32,310
Loss from discontinued operations, net of income taxes	-	(14,291)	-	(18,243)
Net income (loss)	$3,221	$(7,478)	$2,334	$14,067

Basic and diluted earnings (loss) per share
- from continuing operations	$0.05	$0.11	$0.04	$0.49
- from discontinued operations	-	(0.22)	-	(0.28)
Basic and diluted earnings (loss) per share	$0.05	$(0.11)	$0.04	$0.21

Please refer to the complete set of Consolidated Financial Statements for Q2 2012

CONSOLIDATED STATEMENTS OF CASH FLOWS
[UNAUDITED]	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars)	2012	2011	2012	2011
Operating activities
Net income (loss)	$3,221	$(7,478)	$2,334	$14,067
Loss from discontinued operations, net of income taxes	-	(14,291)	-	(18,243)
Income from continuing operations	3,221	6,813	2,334	32,310
Adjustments to reconcile net income to cash provided by (used in) operating activities relating to continuing operations:
Items not affecting current cash flows	5,928	24,164	13,932	6,538
Changes in operating assets and liabilities	4,695	(15,122)	6,963	(33,446)
Cash provided by operating activities of continuing operations	13,844	15,855	23,229	5,402
Cash used in operating activities of discontinued operations	-	(6,211)	-	(10,226)
Cash provided by (used in) operating activities	13,844	9,644	23,229	(4,824)
Investing activities
Purchase of property, plant and equipment	(2,345)	(818)	(4,656)	(1,702)
Decrease (increase) in restricted cash	166	(483)	466	(1,049)
Proceeds on sale of long term investments	-	1,678	-	1,678
Cash (used in) provided by investing activities of continuing operations	(2,179)	377	(4,190)	(1,073)
Cash used in investing activities of discontinued operations	-	(19,799)	-	(18,411)
Cash used in investing activities	(2,179)	(19,422)	(4,190)	(19,484)
Financing activities
Payment of cash dividends	(6,198)	(6,440)	(12,436)	(6,440)
Repurchase and cancellation of Common shares	-	(31,666)	(3,521)	(32,726)
Cash used in financing activities of continuing operations	(6,198)	(38,106)	(15,957)	(39,166)
Cash used in financing activities of discontinued operations	-	-	-	(1,193)
Cash used in financing activities	(6,198)	(38,106)	(15,957)	(40,359)
Effect of foreign exchange rate changes on cash and cash equivalents	1,167	3,844	651	5,757
Net increase (decrease) in cash and cash equivalents during the period	6,634	(44,040)	3,733	(58,910)
Cash and cash equivalents, beginning of period	71,166	107,932	74,067	122,802
Cash and cash equivalents, end of period	$77,800	$63,892	$77,800	$63,892

Please refer to the complete set of Consolidated Financial Statements for Q2 2012

SOURCE: Nordion